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PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(B)(3)
TO PROSPECTUS DATED NOVEMBER 2, 2001                       FILE NUMBER 333-72268


                         CALYPTE BIOMEDICAL CORPORATION

                         669,047 SHARES OF COMMON STOCK

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     On March 13, 2002, we issued a draw down notice to Townsbury Investments Limited ("TIL") in connection with the common stock purchase agreement dated August 23, 2001 evidencing a standby equity-based credit facility between us and TIL. This notice required TIL to purchase up to $125,000 of our common stock pursuant to a pricing formula in the stock purchase agreement. The settlement period began on March 14, 2002, ended on March 28, 2002, and settled on March 29, 2002. On March 27, 2002, Calypte issued a short-term promissory note to TIL in the amount of $117,750. At the final settlement date on March 29, 2002, TIL purchased a total of 669,047 shares of our common stock at an average purchase price of $0.187 per share, resulting in proceeds of $117,750 net of brokerage, escrow and other fees. The net proceeds of $117,750 were used to pay off the short-term promissory note issued by us to TIL. Ladenburg Thalmann & Co. received $6,250 in brokerage fees and the escrow agent received $1,000 in escrow fees in connection with this drawdown.

     The attached prospectus relates to the resale of shares acquired by TIL pursuant to the stock purchase agreement. Because TIL may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

     We will not receive any of the proceeds from this sale of shares by TIL. However, we did receive the sale price of common stock sold to TIL. Other than the pay off of the short-term promissory note discussed above, we expect to use the proceeds of this sale of common stock for general corporate purposes.

Update to Recent Developments Section of the Prospectus

     In a press release issued on March 28, 2002, we announced that, based on information currently available, we expect revenues for the quarter ending March 31, 2002 to decline by 10% to 15% from revenues of $1,402,000 for the same period a year ago, due largely to production difficulties in our Rockville, Maryland facility. Without the production backorder, revenues would have been 6% to 11% above revenues of $1,402,000 for the same period a year ago. We had previously expected our first quarter revenues to be flat or slightly up from a year ago. We do, however, expect to report that our ongoing cost-cutting measures will result in a reduction of our operating expenses of approximately 30% from the corresponding period last year, resulting in an improved operating margin compared to first quarter 2001.

     Although the production difficulties have been resolved, we are still subject to a lot release procedure that requires testing of all production lots by the Food and Drug Administration. The FDA has been working closely with us to expedite the lot release process, but shipments of approximately $300,000 in product that we had projected for the first quarter will now likely not ship until early to mid-April.

     The production problems were exacerbated by our ongoing cash-flow difficulties. While the processes in our Rockville facility are tightly controlled, they do occasionally yield product that does not meet our strict specifications. We have recognized the need to build up a safety stock to prevent these normal production issues from affecting our product shipment schedules. However, due to our tight cash position, we have not had the capital we needed to acquire the raw materials necessary to produce this safety stock.

     The temporary delay in shipping product will push revenues into the second quarter. Nonetheless, we do expect sales of our urine-based HIV-1 screening tests to the life insurance industry to grow over 100% this quarter compared to a year ago, and to increase by more than 33% from the immediate preceding quarter which ended December 31, 2001, as previously expected. There has been no significant change with respect to our expectations of order flow and we view this as a one-time interruption in revenues.

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     In the press release, we also provided updates with respect to our ongoing financing activities. On November 28, 2001, we announced our intention to offer up to $10 million of shares of our common stock to international investors pursuant to Regulation S of the Securities Act of 1933 in an offering conducted exclusively outside of the U.S. and open only to non-U.S. persons. We initially anticipated that the Regulation S offering would close during the first quarter of 2002, subject to market conditions. We now expect to extend the offering beyond March 31, 2002 but we can offer no assurance that we will successfully place any portion of the offering or realize any funding from it.

     In addition, on February 12, 2001, we announced that we had signed an agreement to place up to $850,000 in two secured convertible debentures with a private investment fund. We also issued warrants to purchase shares of our common stock and indicated that we expected our aggregate net proceeds from the debentures and warrants to amount to approximately $2.1 million. We issued the first convertible debenture for $425,000 upon execution of the agreement and the investment fund was obligated to fund the second debenture and exercise the warrants following effectiveness of the registration statement we filed with the Securities and Exchange Commission earlier this month for resale of the shares issuable upon conversion of the debentures and exercise of the warrants. All registration statements are subject to review at the discretion of the SEC and, earlier this week, the SEC notified us that the agency had decided review the registration statement. The SEC review process typically takes from 45 to 90 days and we will not receive additional proceeds from the issuance of the debentures and warrants until then. However, we can offer no assurance with respect to when, or if, the Commission will declare the registration statement effective.

     As a result of the delays in our ability to realize funds from the Regulation S offering and the issuance of the debentures and warrants, our sole current source of funding available for us to continue our operations is the equity line of credit that we have been drawing on since November 2001. The amount of funds that we can draw down on our equity line is determined by formulas related to the trading volume and price of our common stock. If the above circumstances negatively affect either or both trading volume or price, the funding currently available to us will also decline.

     As we have previously stated, our ability to continue to achieve operational milestones as we were able to do in 2001, and to continue our current business operations into and through the second quarter of 2002, remains dependent upon our ability to raise additional financing of approximately $5 million and to achieve cost savings. We expect to continue to significantly decrease our fixed operating costs in the second quarter of 2002. We also continue to investigate funding sources and strategic alternatives with other companies. However, if we continue to face difficulties and delays in raising additional funds from the capital markets and if the amount of funds we are able to realize from our equity line of credit declines due to the factors discussed above, we will be placed in significant short-term financial jeopardy.

     This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 4 of the accompanying prospectus and on page 32 of our annual report on Form 10-K for the year ended December 31, 2001, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 29, 2002.

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